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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                AMENDMENTS THERETO FILED PURSUANT TO RULE 13d2(a)

                               (Amendment No. 3)*

                          INTERLOTT TECHNOLOGIES, INC.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   458764-10-7
                                 (CUSIP Number)

                              L. Rogers Wells, Jr.
                               7697 Innovation Way
                                 Mason, OH 45040
                                 (513) 701-7000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                               John J. McCoy, Esq.
                        Taft, Stettinius & Hollister LLP
                          425 Walnut Street, 18th Floor
                              Cincinnati, OH 45202
                                 (513) 381-2838


                                 March 17, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)


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CUSIP No. 458764-10-7

(1)      NAMES OF REPORTING PERSON
         L. Rogers Wells, Jr.
--------------------------------------------------------------------------------
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a)  |X|
                  (b)
--------------------------------------------------------------------------------
(3)       SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------

         NUMBER OF         (7)      SOLE VOTING POWER
         SHARES                     0
         BENEFICIALLY      -----------------------------------------------------
         OWNED BY          (8)      SHARED VOTING POWER
         EACH                       3,652,300
         REPORTING         -----------------------------------------------------
         PERSON            (9)      SOLE DISPOSITIVE POWER
         WITH                       0
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                    3,652,300
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,652,300
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [ ]
         (See Instructions)
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         54.8%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

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CUSIP No. 458764-10-7

                         SCHEDULE 13D - AMENDMENT NO. 3


     The following amendment to the statement of information is being filed by
L. Rogers Wells, Jr., pursuant to Rule 13d-2 of the Securities and Exchange Commission.

ITEM 1.  SECURITY AND ISSUER:

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share ("Interlott Common Stock"), of Interlott Technologies, Inc., a Delaware corporation ("Interlott"). The address of the principal executive offices of Interlott is 7697 Innovation Way, Mason, Ohio 45040.

ITEM 2.  IDENTITY AND BACKGROUND.


     (b)  Business Address: 7697 Innovation Way, Mason, Ohio 45040

     (c) Employment: Mr. Wells is Chairman of the Board and served as Chief Executive Officer of the Issuer until 1999. He has been the principal stockholder of the Issuer since 1992. Mr. Wells served as a director of the Issuer from 1992, and as Chairman of the Board and Chief Executive Officer of the Issuer from 1993, until his resignation from these positions in October 1994. He was re-elected to these positions in February 1995. In addition, Mr. Wells owns American Materials, Incorporated, which assembles and distributes automobile and truck components and serves as a regional warehousing and distribution center for various businesses. Mr. Wells also owns International Investments, Inc., which invests in and provides financing to various businesses.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) On March 17, 2003, GTECH Holdings Corporation ("GTECH"), Interlott and Bengal Acquisition Co., an indirect wholly-owned subsidiary of GTECH ("Merger Subsidiary") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Interlott will be merged with and into Merger Subsidiary (the "Merger"). The parties contemplate an amendment to the Merger Agreement so that Interlott will merge into a direct subsidiary of GTECH.

     In order to induce GETCH and Merger Subsidiary to enter into the Merger Agreement, GTECH, Merger Subsidiary and Mr. Wells ("Wells") entered into a Stockholder Voting and Option Agreement dated as of March 17, 2003 (the "Stockholder Agreement"), pursuant to which Wells has agreed to vote his shares in favor of the Merger (the "Subject Shares"). The Subject Shares (including options that vest within 60 days of March 17, 2003) represent 54.8% of Interlott's outstanding capital stock.

     In addition, Wells irrevocably granted Merger Subsidiary an option (the "Option"), exercisable only upon the events and subject to the conditions set forth in the Stockholder


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CUSIP No. 458764-10-7

Agreement, to purchase all of the Subject Shares at a purchase price per share equal to $9.00 (the "Exercise Price"). Subject to the conditions set forth in
Section 2.02 of the Stockholder Agreement and the termination provisions of
Section 5.07 of the Stockholder Agreement, Merger Subsidiary may exercise the Option in whole at any time prior to the date 60 days after the expiration or termination of the Merger Agreement if (x) Wells fails to comply with any of his obligations under the Stockholder Agreement, or (y) (A) the Merger is not consummated because of the failure to satisfy the conditions to the Merger set forth in Article VIII of the Merger Agreement (other than as a result of a failure of the conditions set forth in any of Sections 8.1(b), 8.1(c), 8.1(d), 8.1(e), 8.2(d), 8.3(a), 8.3(b), 8.3(c) or 8.3(e) thereof to be satisfied) and
(B) the Merger Agreement has been terminated pursuant to Sections 9.1(a), 9.1(b), 9.1(d), 9.1(h), 9.1(i) (other than solely as a result of a breach by GTECH) or 9.1(j) (other than solely as a result of an untrue representation or warranty of GTECH) thereof. Funds required to exercise the option will be furnished from the working capital of GTECH.

     The Merger is subject to certain conditions. The descriptions of the Merger Agreement and the Stockholder Agreement contained herein are qualified in their entirety by reference to such agreements, which are Exhibits 2.1 and 2.2 hereto, respectively.

     Pursuant to the Merger Agreement and the actions contemplated therein, Interlott will be merged with and into Merger Subsidiary, with Merger Subsidiary continuing as the surviving corporation and as a wholly owned subsidiary of GTECH (the "Surviving Corporation"). Upon completion of the Merger, each issued and outstanding share of Interlott Common Stock will be exchanged for the right to receive either $9.00 in cash or common stock of GTECH, par value $0.01 per share, with a value of $9.00 based on the average trading price of GTECH common stock for a period preceding the merger, subject to adjustment on a pro rata basis such that the aggregate merger consideration paid by GTECH shall be paid 51.5% in stock and 48.5% in cash.

     As a result of the Stockholder Agreement, Wells may be deemed to have shared voting and dispositive powers with respect to the Subject Shares and GTECH and Merger Subsidiary may be deemed to be beneficial owners of the Subject Shares. The Subject Shares constitute approximately 54.8% of the issued and outstanding shares of Interlott Common Stock, based on Interlott's representation in the Merger Agreement that there were 6,459,718 shares of Interlott Common Stock issued and outstanding at the close of business on March 17, 2003.

     Pursuant to the Stockholder Agreement, Wells agreed, among other things,
(i) to vote the Subject Shares in favor of (a) the adoption of the Merger Agreement, (b) the approval of the Merger and (c) the approval of the other transactions contemplated by the Merger Agreement, and (ii) to vote the Subject Shares against (a) any proposal made in opposition to or in competition with the Merger, (b) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Interlott, or any of its subsidiaries, with or involving a party other than as contemplated by the Merger Agreement, (c) any liquidation or winding up of Interlott, (d) any extraordinary dividend by Interlott, (e) any change in the capital structure or business of Interlott (other than pursuant to the Merger Agreement) and (f) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Merger Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or


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CUSIP No. 458764-10-7

agreements of Interlott under the Merger Agreement, or which would materially and adversely affect Interlott or GTECH or their respective abilities to consummate the transactions contemplated by the Merger Agreement. In addition, Wells agreed, among other things, not to Transfer (or agree to Transfer) any of the Subject Shares. As used in the Stockholder Agreement, "TRANSFER" Means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or sufferage of a Lien (as defined in the Stockholder Agreement) or encumbrance in or upon, or the gift, placement in trust, or the constructive sale or other disposition of such security (including transfers by testamentary or intestate succession or otherwise by operation of law) or any right, title or interest therein (including but not limited to any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. The term "CONSTRUCTIVE sale" means a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership.

     Further, pursuant to the Stockholder Agreement, among other things, Wells agreed (a) not to directly or indirectly (i) solicit, initiate or encourage (or authorize any person to solicit, initiate or encourage) any Acquisition Proposal (as defined in the Merger Agreement), (ii) participate in any discussion or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to do or seek the foregoing, (iii) approve, endorse or recommend any of the foregoing, or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any of the foregoing; and
(b) not to permit any affiliate of Wells to, nor shall Wells act in concert with or permit any affiliate to act in concert with any person to make, or in any manner participate in, directly or indirectly, a "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Interlott Common Stock in connection with any vote or other action on any matter, other than to recommend that stockholders of Interlott vote in favor of the Merger and the Merger Agreement and otherwise as expressly provided by Article One of the Stockholder Agreement.

     Further, by his execution of the Stockholder Agreement, Wells irrevocably granted to and appointed GTECH's president and its corporate secretary, or any of them, and any individual designated in writing by any of them, as his or her proxy and attorney-in-fact to vote the Subject Shares (i) in favor of (A) adoption of the Merger Agreement, (B) approval of the Merger and (C) approval of any other transactions contemplated by the Merger Agreement and (ii) against (a) any proposal made in opposition to or in competition with the Merger, (b) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Interlott, or any of its subsidiaries, with or involving a party other than as contemplated by the Merger Agreement,
(c) any liquidation or winding up of Interlott, (d) any extraordinary dividend by Interlott, (e) any change in the capital structure or business of Interlott


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CUSIP No. 458764-10-7

(other than pursuant to the Merger Agreement) and (f) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Merger Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Interlott under the Merger Agreement, or which would materially and adversely affect Interlott or GTECH or their respective abilities to consummate the transactions contemplated by the Merger Agreement.

     The Stockholder Agreement does not limit Wells' actions in his capacity as a director or officer of Interlott.

     The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective, (ii) any termination of the Merger Agreement pursuant to Section 9.1(c), 9.1(e), 9.1(f), 9.1(g), 9.1(i) (due to any breach by GTECH) or 9.1(j) (due to any breach of a representation or warranty of GTECH) thereof, (iii) 60 days after termination of the Merger Agreement for any reason other than set forth in the preceding clause (ii), or
(iv) December 17, 2003.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     1.   Power of Attorney

     5.1 Agreement and Plan of Merger dated as of March 17, 2003, by and among GTECH, Merger Subsidiary and Interlott (incorporated by reference to
          Exhibit 99.2 of Interlott's Current Report on Form 8-K dated March 17,
          2003).

     5.2 Stockholder Voting and Option Agreement dated as of March 17, 2003, between GTECH, Merger Subsidiary and L. Roger Wells, Jr. (incorporated by reference to Exhibit 99.3 of Interlott's Current Report on Form 8-K dated March 17, 2003).


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CUSIP No. 458764-10-7

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  March 27, 2003




                                       /s/ L. Rogers Wells, Jr.*
                                       -----------------------------------------
                                       L. Rogers Wells, Jr.


                                       *By: /s/ John J. McCoy
                                       -----------------------------------------
                                       John J. McCoy
                                       Attorney-in-Fact



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CUSIP No. 458764-10-7


                                                                       EXHIBIT 1



                                POWER OF ATTORNEY


     I, L. Rogers Wells, Jr., do hereby appoint John J. McCoy, Timothy E. Hoberg and Patricia O. Lowry, or any one of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities and Exchange Act of 1934 and related to Interlott Technologies, Inc.

     IN WITNESS WHEREOF, I have hereunto set my hand this 26th day of March, 2003.


                                              /s/  L. Rogers Wells, Jr.
                                              ---------------------------------
                                              L. Rogers Wells, Jr.





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